FOR IMMEDIATE RELEASE	April 17, 2008

Micromem Opens Subsidiary to Penetrate Profitable U.S. Market and Government Contracts

TORONTO, ONTARIO, April 17, 2008 –Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce the company has opened an office in New York City. This will enable Micromem to effectively penetrate the large and highly lucrative U.S. market and have access to certain U.S. government contracts that otherwise would not be available to the company. This move is part of the company’s sales and marketing initiative and eventual movement to the U.S. Micromem’s subsidiary will operate under the name Micromem Advanced Sensor Technologies Inc.

For further information and companies interested in better understanding the Micromem technology and participating in future field trials are encouraged to contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 77, 770,575
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology and sensors.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking.  Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein.  These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.